UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)

SEP Acquisition Corp.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

589381201
(CUSIP Number)

R. Andrew White
3737 Buffalo Speedway, Suite 1750
Houston, Texas 77098
(713) 715-6820

(Name, Address and Telephone Number
of Person Authorized to Receive Notices
and Communications)

February 21, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report this acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D

CUSIP No.	589381201
1	NAMES OF REPORTING PERSONS
R. Andrew White

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,465,375

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,465,375

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,465,375

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
59.6% (based on the 1,304,259 shares of Class A Common Stock and 4,510,375 shares of Class B Common Stock (“Founder Shares”) reported by the Issuer as outstanding as of December 21, 2022)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No.	589381201
1	NAMES OF REPORTING PERSONS
M. Blair Garrou

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,260,375

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,260,375

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,260,375

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
73.3% (based on the 1,304,259 shares of Class A Common Stock and 4,510,375 Founder Shares reported by the Issuer as outstanding as of December 21, 2022)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No.	589381201
1	NAMES OF REPORTING PERSONS
Mercury Sponsor Group I, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,465,375

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
3,465,375

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,465,375

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
59.6% (based on the 1,304,259 shares of Class A Common Stock and 4,510,375 Founder Shares reported by the Issuer as outstanding as of December 21, 2022)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO – limited liability company

This Amendment No. 2 amends, as set forth below, the Schedule 13D filed by the undersigned with the Securities and Exchange Commission (“SEC”) on August 4, 2021 (the “Original Schedule 13D”), as amended by Amendment No. 1 filed with the SEC on August 25, 2021.  Capitalized terms used herein but not defined shall have the meanings ascribed to them in the Original Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

(a) and (b)

As set forth herein, R. Andrew White may be deemed to have beneficial ownership of 3,465,375 Founder Shares owned directly by the Sponsor based on shared voting and dispositive power over the 3,465,375 Founder Shares owned directly by the Sponsor by virtue of his status as one of two managers of the Sponsor.  Mr. White disclaims beneficial ownership of the Class A Common Stock beneficially owned by the Sponsor except to the extent of his voting and dispositive interests in such shares of Class A Common Stock.

As set forth herein, M. Blair Garrou may be deemed to have beneficial ownership of 4,260,375 shares of Class A Common Stock, including 3,465,375 Founder Shares owned directly by the Sponsor.  Mr. Garrou has shared voting and dispositive power over the 4,260,375 shares of Class A Common Stock consisting of (i) 3,465,375 Founder Shares owned directly by the Sponsor, (ii) 130,023 shares of Class A Common Stock underlying Units directly owned by Mercury Houston, by virtue of his status as the sole manager of the Mercury Houston, and (iii) 664,977 shares of Class A Common Stock underlying Units directly owned by Mercury Affiliates, by virtue of his status as the sole manager of the Mercury Affiliates. Mr. Garrou disclaims beneficial ownership of the Class A Common Stock beneficially owned by the Sponsor, Mercury Houston and Mercury Affiliates except to the extent of his voting and dispositive interests in such shares of Class A Common Stock.

The Sponsor holds directly 3,465,375 Founder Shares. The Sponsor has no independent operations, and its current principal functions are to directly hold equity interests in the Issuer.

The percentage ownership amounts are based on the 1,304,259 shares of Class A Common Stock and 4,510,375 Founder Shares reported by the Issuer as outstanding as of December 21, 2022.

(c) On February 21, 2023, Mercury Houston sold 13,084 Units at a price of $10.00 per Unit in a private sale transaction.  On Feburary 21, 2023, Mercury Affiliates sold 66,916 Units at a price of $10.00 per Unit in five private sale transactions in the amounts of 20,000 Units, 10,000 Units, 15,000 Units, 15,000 Units, and 6,916 Units.  Each Unit consists of one share of Class A Common Stock and one-half of one warrant. Each whole warrant entitles the holder to purchase one share of the Issuer’s Class A Common Stock at a price of $11.50 per share, subject to adjustment.  The warrants will become exercisable, if at all, on the later of 30 days after the completion of the Issuer’s initial business combination or 12 months from the closing of the Issuer’s initial public offering. The warrants will expire five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation.

(d) No person other than as set forth in the response to this Item 5 has the right to receive or the power to direct the receipt of distributions or dividends from, or the proceeds from the transfer of, the Class A Common Stock beneficially owned by the Reporting Persons.

(e) Not applicable.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: February 23, 2023	R. ANDREW WHITE

/s/ R. Andrew White

Dated: February 23, 2023	M. BLAIR GARROU

/s/ M. Blair Garrou

Dated: February 23, 2023	MERCURY SPONSOR GROUP I, LLC

By: /s/ R. Andrew White
R. Andrew White, President